SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*

                             PROLINK HOLDINGS CORP.
                    -----------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    74340T100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |_|   Rule 13d-1 (b)
            |X|   Rule 13d-1 (c)
            |_|   Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: PSource Structured Debt Limited
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              4,901,012 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    4,901,012 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,901,012 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008. As of December 31, 2008, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) an Amended and Restated Secured Convertible Term Note ("Note 1") in the principal amount ("Note 1 Principal Amount") of $2,298,374.73 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $765,102.73 of the Note 1 Principal Amount, $1.40 for the next $511,091.00 of the Note 1 Principal Amount, $1.50 for the next $511,091.00 of the Note 1 Principal Amount and $1.67 per share with respect to the remainder of the Note 1 Principal Amount; (iii) an Amended and Restated Secured Convertible Term Note ("Note 2") in the principal amount ("Note 2 Principal Amount") of $2,336,300 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $804,602 of the Note 2 Principal Amount, $1.40 for the next $510,566.00 of the Note 2 Principal Amount, $1.50 for the next $510,566 of the Note 2 Principal Amount and $1.67 per share with respect to the remainder of the Note 2 Principal Amount; (iv) an Amended and Restated Secured Convertible Term Note ("Note 3" and together with Note 1 and Note 2, the "Notes"*) in the principal amount ("Note 3 Principal Amount") of $1,465,325.27 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $530,295.27 of the Note 3 Principal Amount, $1.40 for the next $311,677.00 of the Note 3 Principal Amount, $1.50 for the next $311,677.00 of the Note 3 Principal Amount and $1.67 per share with respect to the remainder of the Note 3 Principal Amount. The Warrant and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S., Valens Offshore and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S., Valens Offshore and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSDL is managed by LCM. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSDL, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Calliope Capital Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 57-1237865
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              4,901,012 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    4,901,012 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,901,012 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

* Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008. As of December 31, 2008, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) an Amended and Restated Secured Convertible Term Note ("Note 1") in the principal amount ("Note 1 Principal Amount") of $2,298,374.73 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $765,102.73 of the Note 1 Principal Amount, $1.40 for the next $511,091.00 of the Note 1 Principal Amount, $1.50 for the next $511,091.00 of the Note 1 Principal Amount and $1.67 per share with respect to the remainder of the Note 1 Principal Amount; (iii) an Amended and Restated Secured Convertible Term Note ("Note 2") in the principal amount ("Note 2 Principal Amount") of $2,336,300 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $804,602 of the Note 2 Principal Amount, $1.40 for the next $510,566.00 of the Note 2 Principal Amount, $1.50 for the next $510,566 of the Note 2 Principal Amount and $1.67 per share with respect to the remainder of the Note 2 Principal Amount; (iv) an Amended and Restated Secured Convertible Term Note ("Note 3" and together with Note 1 and Note 2, the "Notes"*) in the principal amount ("Note 3 Principal Amount") of $1,465,325.27 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $530,295.27 of the Note 3 Principal Amount, $1.40 for the next $311,677.00 of the Note 3 Principal Amount, $1.50 for the next $311,677.00 of the Note 3 Principal Amount and $1.67 per share with respect to the remainder of the Note 3 Principal Amount. The Warrant and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S., Valens Offshore and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S., Valens Offshore and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSDL is managed by LCM. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSDL, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd. (In Liquidation)*

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              4,901,012 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    4,901,012 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,901,012 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

* Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008. As of December 31, 2008, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) an Amended and Restated Secured Convertible Term Note ("Note 1") in the principal amount ("Note 1 Principal Amount") of $2,298,374.73 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $765,102.73 of the Note 1 Principal Amount, $1.40 for the next $511,091.00 of the Note 1 Principal Amount, $1.50 for the next $511,091.00 of the Note 1 Principal Amount and $1.67 per share with respect to the remainder of the Note 1 Principal Amount; (iii) an Amended and Restated Secured Convertible Term Note ("Note 2") in the principal amount ("Note 2 Principal Amount") of $2,336,300 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $804,602 of the Note 2 Principal Amount, $1.40 for the next $510,566.00 of the Note 2 Principal Amount, $1.50 for the next $510,566 of the Note 2 Principal Amount and $1.67 per share with respect to the remainder of the Note 2 Principal Amount; (iv) an Amended and Restated Secured Convertible Term Note ("Note 3" and together with Note 1 and Note 2, the "Notes"*) in the principal amount ("Note 3 Principal Amount") of $1,465,325.27 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $530,295.27 of the Note 3 Principal Amount, $1.40 for the next $311,677.00 of the Note 3 Principal Amount, $1.50 for the next $311,677.00 of the Note 3 Principal Amount and $1.67 per share with respect to the remainder of the Note 3 Principal Amount. The Warrant and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S., Valens Offshore and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S., Valens Offshore and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSDL is managed by LCM. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSDL, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              4,901,012 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    4,901,012 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,901,012 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008. As of December 31, 2008, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) an Amended and Restated Secured Convertible Term Note ("Note 1") in the principal amount ("Note 1 Principal Amount") of $2,298,374.73 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $765,102.73 of the Note 1 Principal Amount, $1.40 for the next $511,091.00 of the Note 1 Principal Amount, $1.50 for the next $511,091.00 of the Note 1 Principal Amount and $1.67 per share with respect to the remainder of the Note 1 Principal Amount; (iii) an Amended and Restated Secured Convertible Term Note ("Note 2") in the principal amount ("Note 2 Principal Amount") of $2,336,300 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $804,602 of the Note 2 Principal Amount, $1.40 for the next $510,566.00 of the Note 2 Principal Amount, $1.50 for the next $510,566 of the Note 2 Principal Amount and $1.67 per share with respect to the remainder of the Note 2 Principal Amount; (iv) an Amended and Restated Secured Convertible Term Note ("Note 3" and together with Note 1 and Note 2, the "Notes"*) in the principal amount ("Note 3 Principal Amount") of $1,465,325.27 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $530,295.27 of the Note 3 Principal Amount, $1.40 for the next $311,677.00 of the Note 3 Principal Amount, $1.50 for the next $311,677.00 of the Note 3 Principal Amount and $1.67 per share with respect to the remainder of the Note 3 Principal Amount. The Warrant and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S., Valens Offshore and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S., Valens Offshore and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSDL is managed by LCM. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSDL, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903266
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              4,901,012 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    4,901,012 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,901,012 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008. As of December 31, 2008, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) an Amended and Restated Secured Convertible Term Note ("Note 1") in the principal amount ("Note 1 Principal Amount") of $2,298,374.73 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $765,102.73 of the Note 1 Principal Amount, $1.40 for the next $511,091.00 of the Note 1 Principal Amount, $1.50 for the next $511,091.00 of the Note 1 Principal Amount and $1.67 per share with respect to the remainder of the Note 1 Principal Amount; (iii) an Amended and Restated Secured Convertible Term Note ("Note 2") in the principal amount ("Note 2 Principal Amount") of $2,336,300 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $804,602 of the Note 2 Principal Amount, $1.40 for the next $510,566.00 of the Note 2 Principal Amount, $1.50 for the next $510,566 of the Note 2 Principal Amount and $1.67 per share with respect to the remainder of the Note 2 Principal Amount; (iv) an Amended and Restated Secured Convertible Term Note ("Note 3" and together with Note 1 and Note 2, the "Notes"*) in the principal amount ("Note 3 Principal Amount") of $1,465,325.27 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $530,295.27 of the Note 3 Principal Amount, $1.40 for the next $311,677.00 of the Note 3 Principal Amount, $1.50 for the next $311,677.00 of the Note 3 Principal Amount and $1.67 per share with respect to the remainder of the Note 3 Principal Amount. The Warrant and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S., Valens Offshore and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S., Valens Offshore and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSDL is managed by LCM. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSDL, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0539781
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              4,901,012 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    4,901,012 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,901,012 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008. As of December 31, 2008, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) an Amended and Restated Secured Convertible Term Note ("Note 1") in the principal amount ("Note 1 Principal Amount") of $2,298,374.73 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $765,102.73 of the Note 1 Principal Amount, $1.40 for the next $511,091.00 of the Note 1 Principal Amount, $1.50 for the next $511,091.00 of the Note 1 Principal Amount and $1.67 per share with respect to the remainder of the Note 1 Principal Amount; (iii) an Amended and Restated Secured Convertible Term Note ("Note 2") in the principal amount ("Note 2 Principal Amount") of $2,336,300 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $804,602 of the Note 2 Principal Amount, $1.40 for the next $510,566.00 of the Note 2 Principal Amount, $1.50 for the next $510,566 of the Note 2 Principal Amount and $1.67 per share with respect to the remainder of the Note 2 Principal Amount; (iv) an Amended and Restated Secured Convertible Term Note ("Note 3" and together with Note 1 and Note 2, the "Notes"*) in the principal amount ("Note 3 Principal Amount") of $1,465,325.27 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $530,295.27 of the Note 3 Principal Amount, $1.40 for the next $311,677.00 of the Note 3 Principal Amount, $1.50 for the next $311,677.00 of the Note 3 Principal Amount and $1.67 per share with respect to the remainder of the Note 3 Principal Amount. The Warrant and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S., Valens Offshore and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S., Valens Offshore and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSDL is managed by LCM. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSDL, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Valens Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-8903345
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              4,901,012 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    4,901,012 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,901,012 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

* Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008. As of December 31, 2008, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) an Amended and Restated Secured Convertible Term Note ("Note 1") in the principal amount ("Note 1 Principal Amount") of $2,298,374.73 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $765,102.73 of the Note 1 Principal Amount, $1.40 for the next $511,091.00 of the Note 1 Principal Amount, $1.50 for the next $511,091.00 of the Note 1 Principal Amount and $1.67 per share with respect to the remainder of the Note 1 Principal Amount; (iii) an Amended and Restated Secured Convertible Term Note ("Note 2") in the principal amount ("Note 2 Principal Amount") of $2,336,300 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $804,602 of the Note 2 Principal Amount, $1.40 for the next $510,566.00 of the Note 2 Principal Amount, $1.50 for the next $510,566 of the Note 2 Principal Amount and $1.67 per share with respect to the remainder of the Note 2 Principal Amount; (iv) an Amended and Restated Secured Convertible Term Note ("Note 3" and together with Note 1 and Note 2, the "Notes"*) in the principal amount ("Note 3 Principal Amount") of $1,465,325.27 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $530,295.27 of the Note 3 Principal Amount, $1.40 for the next $311,677.00 of the Note 3 Principal Amount, $1.50 for the next $311,677.00 of the Note 3 Principal Amount and $1.67 per share with respect to the remainder of the Note 3 Principal Amount. The Warrant and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S., Valens Offshore and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S., Valens Offshore and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSDL is managed by LCM. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSDL, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              4,901,012 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    4,901,012 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,901,012 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008. As of December 31, 2008, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) an Amended and Restated Secured Convertible Term Note ("Note 1") in the principal amount ("Note 1 Principal Amount") of $2,298,374.73 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $765,102.73 of the Note 1 Principal Amount, $1.40 for the next $511,091.00 of the Note 1 Principal Amount, $1.50 for the next $511,091.00 of the Note 1 Principal Amount and $1.67 per share with respect to the remainder of the Note 1 Principal Amount; (iii) an Amended and Restated Secured Convertible Term Note ("Note 2") in the principal amount ("Note 2 Principal Amount") of $2,336,300 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $804,602 of the Note 2 Principal Amount, $1.40 for the next $510,566.00 of the Note 2 Principal Amount, $1.50 for the next $510,566 of the Note 2 Principal Amount and $1.67 per share with respect to the remainder of the Note 2 Principal Amount; (iv) an Amended and Restated Secured Convertible Term Note ("Note 3" and together with Note 1 and Note 2, the "Notes"*) in the principal amount ("Note 3 Principal Amount") of $1,465,325.27 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $530,295.27 of the Note 3 Principal Amount, $1.40 for the next $311,677.00 of the Note 3 Principal Amount, $1.50 for the next $311,677.00 of the Note 3 Principal Amount and $1.67 per share with respect to the remainder of the Note 3 Principal Amount. The Warrant and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S., Valens Offshore and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S., Valens Offshore and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSDL is managed by LCM. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSDL, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended.

CUSIP No. 74340T100
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF     5     SOLE VOTING POWER:
SHARES
BENEFICIALLY        0 shares of Common Stock. *
OWNED BY      ------------------------------------------------------------------
EACH          6     SHARED VOTING POWER:
REPORTING
PERSON              4,901,012 shares of Common Stock. *
              ------------------------------------------------------------------
              7     SOLE DISPOSITIVE POWER:

                    0 shares of Common Stock. *
              ------------------------------------------------------------------
              8     SHARES DISPOSITIVE POWER:

                    4,901,012 shares of Common Stock. *
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,901,012 shares of Common Stock
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008. As of December 31, 2008, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) an Amended and Restated Secured Convertible Term Note ("Note 1") in the principal amount ("Note 1 Principal Amount") of $2,298,374.73 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $765,102.73 of the Note 1 Principal Amount, $1.40 for the next $511,091.00 of the Note 1 Principal Amount, $1.50 for the next $511,091.00 of the Note 1 Principal Amount and $1.67 per share with respect to the remainder of the Note 1 Principal Amount; (iii) an Amended and Restated Secured Convertible Term Note ("Note 2") in the principal amount ("Note 2 Principal Amount") of $2,336,300 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $804,602 of the Note 2 Principal Amount, $1.40 for the next $510,566.00 of the Note 2 Principal Amount, $1.50 for the next $510,566 of the Note 2 Principal Amount and $1.67 per share with respect to the remainder of the Note 2 Principal Amount; (iv) an Amended and Restated Secured Convertible Term Note ("Note 3" and together with Note 1 and Note 2, the "Notes"*) in the principal amount ("Note 3 Principal Amount") of $1,465,325.27 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $530,295.27 of the Note 3 Principal Amount, $1.40 for the next $311,677.00 of the Note 3 Principal Amount, $1.50 for the next $311,677.00 of the Note 3 Principal Amount and $1.67 per share with respect to the remainder of the Note 3 Principal Amount. The Warrant and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S., Valens Offshore and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S., Valens Offshore and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSDL is managed by LCM. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSDL, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended.

CUSIP No. 74340T100

Item 1(a).  Name of Issuer: ProLink Holdings Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            410 South Benson Ln.
            Chandler, AZ 85224

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)

            This Schedule 13G is also filed on behalf of Calliope Capital Corporation, a Delaware corporation, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Calliope Capital Corporation is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). Laurus Master Fund, Ltd. (In Liquidation) is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Calliope Capital Corporation reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. Laurus Capital Management, LLC manages PSource Structured Debt Limited. Valens Capital Management, LLC manages
            Valens U.S. SPV I, LLC and Valens  Offshore SPV I, Ltd.  Eugene Grin
            and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by PSource Structured Debt Limited, Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. Information related to each of Calliope Capital Corporation, PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number: 74340T100

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 4,901,012 shares of Common Stock

            (b)   Percent of Class: 9.99%

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock. *

                  (ii) shared power to vote or to direct the vote: 4,901,012 shares of Common Stock. *

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

                  (iv)  shared power to dispose or to direct the disposition of:
                        4,901,012 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable (see Item 2(a))

Item 8.     Identification and Classification of Members of the Group:
            Not applicable (see Item 2(a))

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

      By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
* Based on 49,059,185 shares of the common stock, $0.0001 par value per share (the "Shares") outstanding of ProLink Holdings Corp., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008. As of December 31, 2008, Calliope Corporation ("Calliope"), Valens U.S. SPV I, L.L.C. ("Valens U.S."), Valens Offshore SPV I, Ltd. ("Valens Offshore") and PSource Structured Debt Limited ("PSDL", and together with Calliope, Valens U.S. and Valens Offshore, the "Investors") collectively held (i) a warrant (the "Warrant") to acquire 4,054,054 Shares, at an exercise price of $1.40 per Share for the first 1,351,351 Shares acquired thereunder, $1.50 per Share for the next 1,351,351 Shares acquired thereunder and $1.60 per Share for the remaining Shares acquired thereunder, subject to certain adjustments, (ii) an Amended and Restated Secured Convertible Term Note ("Note 1") in the principal amount ("Note 1 Principal Amount") of $2,298,374.73 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $765,102.73 of the Note 1 Principal Amount, $1.40 for the next $511,091.00 of the Note 1 Principal Amount, $1.50 for the next $511,091.00 of the Note 1 Principal Amount and $1.67 per share with respect to the remainder of the Note 1 Principal Amount; (iii) an Amended and Restated Secured Convertible Term Note ("Note 2") in the principal amount ("Note 2 Principal Amount") of $2,336,300 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $804,602 of the Note 2 Principal Amount, $1.40 for the next $510,566.00 of the Note 2 Principal Amount, $1.50 for the next $510,566 of the Note 2 Principal Amount and $1.67 per share with respect to the remainder of the Note 2 Principal Amount; (iv) an Amended and Restated Secured Convertible Term Note ("Note 3" and together with Note 1 and Note 2, the "Notes"*) in the principal amount ("Note 3 Principal Amount") of $1,465,325.27 which is convertible into shares of the Company's common stock at a conversion rate of $1.35 per share for the first $530,295.27 of the Note 3 Principal Amount, $1.40 for the next $311,677.00 of the Note 3 Principal Amount, $1.50 for the next $311,677.00 of the Note 3 Principal Amount and $1.67 per share with respect to the remainder of the Note 3 Principal Amount. The Warrant and Notes contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by PSDL, Valens U.S., Valens Offshore and Calliope of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by PSDL, Valens U.S., Valens Offshore and Calliope upon at least 61 days prior notice to the Company and shall automatically become null and void (i) following notice to the Company of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument), or (ii) upon receipt by the Investors of a Notice of Redemption (as defined in and pursuant to the terms of the applicable instrument). Calliope is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in voluntary liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Voluntary Liquidators ("JVLs") are Chris Johnson and Russell Smith of Chris Johnson Associates Ltd. Laurus Capital Management, LLC, ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Calliope reported in this Schedule 13G, as amended, subject to the oversight of the JVLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time. PSDL is managed by LCM. Valens U.S. and Valens Offshore are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by PSDL, Valens U.S. and Valens Offshore reported in this Schedule 13G, as amended.

CUSIP No. 74340T100

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    February 11, 2009
                                    ----------------------
                                    Date


                                    Laurus Master Fund, Ltd. (In Liquidation)
                                    By: Laurus Capital Management, LLC
                                    its investment manager


                                    /s/ David Grin
                                    ----------------------
                                    David Grin
                                    Principal

CUSIP No. 74340T100

APPENDIX A

A.    Name:         Calliope Capital Corporation, a Delaware
                    corporation 335 Madison Avenue, 10th Floor
                    New York, New York 10017
      Place of
      Organization: Delaware

B.    Name:         PSource Structured Debt Limited, a
                    closed-ended company incorporated with
                    limited liability in Guernsey
                    335 Madison Avenue, 10th Floor
                    New York, New York 10017
      Place of
      Organization: Guernsey

C.    Name:         Laurus Capital Management, LLC, a
                    Delaware limited liability company 335
                    Madison Avenue, 10th Floor
                    New York, New York 10017
      Place of
      Organization: Delaware

D.    Name:         Valens U.S. SPV I, LLC, a Delaware limited liability company
                    335 Madison Avenue, 10th Floor
                    New York, New York 10017
      Place of
      Organization: Delaware

E.    Name:         Valens Offshore SPV I, Ltd.,
                    an exempted company incorporated with
                    limited liability under the laws of the Cayman Islands
                    335 Madison Avenue, 10th Floor
                    New York, New York 10017

      Place of
      Organization: Cayman Islands

F.    Name:         Valens Capital Management, LLC, a
                    Delaware limited liability company 335
                    Madison Avenue, 10th Floor
                    New York, New York 10017
      Place of
      Organization: Delaware

F.    Name:         David Grin

      Business
      Address:      335 Madison Avenue, 10th Floor New York, New York 10017

      Principal
      Occupation:   Principal of Laurus Capital Management, LLC
                    Principal of Valens Capital Management, LLC

      Citizenship:  Israel

G.    Name:         Eugene Grin

      Business
      Address:      335 Madison Avenue, 10th Floor New York, New York 10017

      Principal
      Occupation:   Principal of Laurus Capital Management, LLC
                    Principal of Valens Capital Management, LLC

      Citizenship:  United States

CUSIP No. 74340T100

Each of Calliope Capital Corporation, PSource Structured Debt Limited, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


Calliope Capital Corporation

PSource Structured Debt Limited

Laurus Capital Management, LLC

By: Laurus Capital Managmeent, LLC
Individually and as investment manager


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
February 11, 2009


Valens Capital Management, LLC

Valens Offshore SPV I, LTD.

Valens U.S. SPV I, LLC

By: Valens Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
February 11, 2009


/s/ David Grin
-----------------------------------------
    David Grin
February 11, 2009


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
February 11, 2009